June 25, 2021

Via EDGAR Delivery

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Recruiter.com Group, Inc.
Registration Statement on Form S-1
File No. 333-249208

Sir/Madam:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as underwriter, hereby joins in the request of Recruiter.com Group, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on June 29, 2021, or at such later time as the Company or its outside counsel, Lucosky Brookman, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated June 21, 2021 to other underwriters (if any), dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the several underwriters, if any, have complied and will comply, and we have been informed by the participating underwriters, if any, that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Joseph Gunnar & Co., LLC By: /S/ Stephan A. Stein Name: Stephan A. Stein Title: President